Exhibit 99.1

TAL Education Group Announces the Filing of Its Annual Report on Form 20-F

(Beijing, June 27, 2012) — TAL Education Group (“TAL” or the “Company”) (NYSE: XRS), a leading K-12 after-school tutoring service provider in China, today announced that it has filed its Annual Report on Form 20-F for the year ended Feb 29, 2012 with the U.S. Securities and Exchange Commission on June 27, 2012.

TAL’s annual report on Form 20-F, which contains its audited consolidated financial statements, is available on the SEC’s website at www.sec.gov, and on TAL’s investor relations website at en.xueersi.org/investor. TAL will provide a hard copy of its annual report, free of charge, to its shareholders and ADS holders upon request.

About TAL Education Group

TAL Education Group, which operates under the brand “Xueersi,” is a leading K-12 after-school tutoring service provider in China. Its tutoring services cover the core subjects in China’s school curriculum, including mathematics, English, Chinese, physics, chemistry and biology, and are delivered through three formats: small class, one-on-one, and online courses. The Company’s network includes 270 physical learning centers as of February 29, 2012, located in 14 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi’an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, and Suzhou. It also operates www.eduu.com, a leading online education platform in China. The Company’s ADSs trade on the New York Stock Exchange under the symbol “XRS.”

For further information, please contact:

For Investors:

Mei Li

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@xueersi.com

For Media:

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com